Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Half and Full Year 2024

Hangzhou, March 24, 2025— UTStarcom (the Company) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months and full year ended December 31, 2024, and provided a business update.

Business Update

•
China Telecom Research Institute RFP win. The second half of 2024 marked a major milestone for UTStarcom's 5G transport network portfolio. The Company’s commitment to the development of a next generation disaggregated 5G transport network solution and our cooperation with some of the major mobile operators in China, culminated in a significant win of a multi-million dollar China Telecom Research Institute RFP for manufacturing 5G transport network routers. The equipment is intended for use on China Telecom’s STN network – China Telecom’s metropolitan area network, which is crucial for supporting its 5G mobile network services, as well as enterprise, broadband, cloud and other services. The RFP covers the manufacturing of a substantial quantity of carrier-grade disaggregated routers hardware. The related frame agreements were signed in early 2025. Specific product quantities will be defined in purchase orders expected throughout 2025.
•
Cooperation with a Mobile Network Operator customer in Europe. UTStarcom completed the development of a customized version of the NG-PTN product, NetRing TN704ES, specifically tailored to better support the customer's future network expansion plans. Samples of the product have been provided to the customer for testing. We anticipate receiving orders for this product in 2025.
•
Post-sale support services to customers globally. The Company continued to provide support to its customers around the world in accordance with existing support and maintenance contracts for products such as NetRing PTN, SyncRing, IMS, SSTP, etc. Furthermore, in 2H 2024, the Company also received renewal orders for post-sale support pertaining to NG-PTN and MSAN products.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “We have made important progresses by winning RFP from one of the major telecom operators in China; and we are also enhancing our co-operations with other business partners to expand the deployment of our products. We expect these progresses will bring improvements to our business.”

Second Half and Full Year 2024 Financial Results (Unaudited)

Summary of 2H 2024 Key Financials (Unaudited)

	2H 2024	2H 2023	Y/Y Change
Revenue	$5.2	$9.2	-43.5%
Gross Profit	$1.2	$2.6	-53.8%
Operating Expenses	$4.9	$5.4	-9.3%
Operating Loss	($3.7)	($2.8)	($0.9)
Net Loss	($2.4)	($1.8)	($0.6)
Basic EPS	($0.26)	($0.20)	($0.06)
Cash Balance (including Restricted Cash)	$53.1	$59.6	-10.9%

Summary of Full Year 2024 Key Financials (Unaudited)

	2024	2023	Y/Y Change
Revenue	$10.9	$15.8	-31.0%
Gross Profit	$2.9	$4.4	-34.1%
Operating Expenses	$10.2	$11.2	-8.9%
Operating Loss	($7.3)	($6.8)	($0.5)
Net Loss	($4.4)	($3.9)	($0.5)
Basic EPS	($0.48)	($0.42)	($0.06)
Cash Balance (including Restricted Cash)	$53.1	$59.6	-10.9%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Six months ended December 31, 2024

Total revenues for the second half of 2024 were $5.2 million, compared to $9.2 million in the corresponding period in 2023.

•
Net equipment sales for the second half of 2024 were $0.6 million, a decrease of 82.9% from $3.6 million in the corresponding period in 2023. The decrease was mainly due to decreased revenue from customers in India.
•
Net services sales for the second half of 2024 were $4.6 million, a decrease of 19.4% from $5.6 million in the corresponding period in 2023. The decrease was mainly due to the completion of current projects and no new major projects in India.

Twelve months ended December 31, 2024

2024 total revenues were $10.9 million, a decrease of 31.0% from $15.8 million in 2023.

•
2024 net equipment sales were $1.4 million, a decrease of 69.4% from $4.6 million in the corresponding period in 2023. The decrease was mainly due to decreased revenue from customers in India.

•
2024 net services sales were $9.5 million, a decrease of 15.1% from $11.2 million in 2023. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Six months ended December 31, 2024

Gross profit was $1.2 million, or 23.1% of net sales, for the second half of 2024, compared to $2.6 million, or 27.8% of net sales, in the corresponding period in 2023.

•
Equipment gross profit for the second half of 2024 was $0.1 million, compared to $0.8 million in the corresponding period in 2023. Equipment gross margin for the second half of 2024 was 16.2%, compared to 21.0% for the corresponding period in 2023. The decrease in gross margin was attributed to a lower equipment revenue in 2024.
•
Service gross profit for the second half of 2024 was $1.1 million, compared to $1.8 million in the corresponding period in 2023. Service gross margin for the second half of 2024 was 24.0%, compared to 32.2% for the corresponding period in 2023, due to decreased activity with the major customers in India and China.

Twelve months ended December 31, 2024

2024 gross profit was $2.9 million, or 26.7% of net sales, compared to $4.4 million, or 27.9% of net sales, in 2023.

•
2024 equipment gross profit was $0.2 million, compared to $0.9 million in 2023. 2024 equipment gross margin was 13.0%, compared to 20.2% in 2023. The decrease in gross margin was attributed to a lower equipment revenue in 2024.

•
2024 service gross profit was $2.7 million, compared to $3.5 million in 2023. 2024 service gross margin was 28.7%, compared to 31.0% in 2023, due to decreased activity with the major customers in India and China.

Operating Expenses

Six months ended December 31, 2024

Operating expenses for the second half of 2024 were $4.9 million, compared to $5.4 million in the corresponding period in 2023.

•
Selling, general and administrative (“SG&A”) expenses for the second half of 2024 were $2.4 million, compared to $2.4 million in the corresponding period in 2023.

•
Research and development (“R&D”) expenses for the second half of 2024 were $2.5 million, compared to $3.0 million in the corresponding period in 2023. The decrease reflected the different stages of 5G product development.

Twelve months ended December 31, 2024

2024 operating expenses were $10.2 million, compared to $11.2 million in 2023.

•
2024 SG&A expenses were $5.1 million, compared to $5.3 million in 2023. The decrease was mainly attributable to decreased personnel cost as a result of the reduction of personnel.

•
2024 R&D expenses were $5.1 million, compared to $5.9 million in 2023. The decrease reflected the different stages of 5G product development.

Operating Loss

Operating loss for the second half of 2024 was $3.7 million, compared to $2.8 million in the corresponding period in 2023.

Full year 2024 operating loss was $7.3 million, compared to $6.8 million in 2023.

Interest Income, Net

Net interest income for the second half of 2024 was $1.5 million, compared to $1.3 million in the corresponding period in 2023.

Full year 2024 net interest income was $2.8 million, compared to $2.2 million in 2023. The increase was mainly due to higher interest income in China.

Other Income (Expenses), Net

Net other income for the second half of 2024 was $0.1 million, compared to net other income of $0.1 million in the corresponding period in 2023.

Full year 2024 net other income was $0.9 million, compared to net other income of $2.0 million in 2023. Other income for 2024 was mainly a foreign exchange gain resulting from appreciation of the U.S. dollar against the Renminbi.

Net Loss

Net loss attributable to shareholders for the second half of 2024 was $2.4 million, compared to $1.8 million in the corresponding period in 2023. Basic net loss per share for the second half of 2024 was $0.26, compared to $0.20 for the corresponding period in 2023.

Full year 2024 net loss attributable to shareholders was $4.4 million, compared to $3.9 million in 2023. 2024 basic net loss per share was $0.48, compared to $0.42 in 2023.

Cash Flow

Cash used in operating activities in the second half of 2024 was $2.0 million, cash used in investing activities was $0.1 million, and cash provided by financing activities was nil. As of December 31, 2024, UTStarcom had cash, cash equivalents and restricted cash of $53.1 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2024	2023
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$43,913	$49,968
Notes receivable, net	659	490
Short-term investments	165	—
Accounts receivable, net	4,849	8,380
Inventories and deferred costs	2,156	886
Short-term restricted cash	6,824	7,117
Prepaid and other current assets	4,454	3,755
Total current assets	63,020	70,596
Long-term assets:
Property, plant and equipment, net	476	610
Operating lease right-of-use assets, net	1,399	2,649
Long-term restricted cash	2,406	2,562
Other long-term assets	848	1,063
Total long-term assets	5,129	6,884
Total assets	$68,149	$77,480

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$6,957	$7,959
Customer advances	769	226
Deferred revenue	62	72
Income tax payable	8,163	8,509
Operating lease liabilities, current	1,084	1,184
Other current liabilities	4,342	5,438
Total current liabilities	21,377	23,388
Long-term liabilities:
Operating lease liabilities, non-current	504	1,660
Long-term deferred revenue and other liabilities	1,042	1,049
Total liabilities	22,923	26,097

Total equity	45,226	51,383
Total liabilities and equity	$68,149	$77,480

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
	(In thousands, except per share data)
Net sales	$5,159	$9,239	$10,878	$15,753
Cost of net sales	3,968	6,670	7,972	11,363
Gross profit	1,191	2,569	2,906	4,390
	23.1%	27.8%	26.7%	27.9%
Operating expenses:
Selling, general and administrative	2,412	2,426	5,152	5,318
Research and development	2,510	3,007	5,085	5,881
Total operating expenses	4,922	5,433	10,237	11,199

Operating loss	(3,731)	(2,864)	(7,331)	(6,809)

Interest income, net	1,459	1,342	2,791	2,208
Other income (expense), net	49	112	855	2,024
Loss before income taxes	(2,223)	(1,410)	(3,685)	(2,577)
Income tax expense	(129)	(430)	(683)	(1,274)
Net loss attributable to UTStarcom Holdings Corp.	$(2,352)	$(1,840)	$(4,368)	$(3,851)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.26)	$(0.20)	$(0.48)	$(0.42)
Weighted average shares outstanding—Basic	9,179	9,116	9,150	9,113

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,352)	$(1,840)	$(4,368)	$(3,851)
Depreciation	138	114	275	230
Recovery of credit losses	(37)	(317)	(39)	(1,315)
Stock-based compensation expense	56	110	117	293
Net gain on disposal of assets	—	—	—	(25)
Gain on release of tax liability due to expiration of the statute of limitations	(10)	(10)	(21)	(21)
Lease amortization	544	584	1,123	1,200
Deferred income taxes	154	275	154	275
Changes in fair value for trading securities investment	204	—	(165)	—
Changes in operating assets and liabilities	(667)	423	(1,533)	(1,264)
Net cash used in operating activities	(1,970)	(661)	(4,457)	(4,478)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(86)	(73)	(192)	(255)
Net cash used in investing activities	(86)	(73)	(192)	(255)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	—	4
Net cash provided by financing activities	—	—	—	4
Effect of exchange rate changes on cash and cash equivalents	(839)	(180)	(1,855)	(2,483)
Net decrease in cash and cash equivalents	(2,895)	(914)	(6,504)	(7,212)
Cash, cash equivalents and restricted cash at beginning of period	56,038	60,561	59,647	66,859
Cash, cash equivalents and restricted cash at end of period	$53,143	$59,647	$53,143	$59,647